As filed with the Securities and Exchange Commission on February 4, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

VERTICALNET, INC.

(Exact name of Registrant as specified in its charter)

Pennsylvania	7372	23-2815834
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

400 Chester Field Parkway

Malvern, Pennsylvania 19355

(610) 240-0600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Christopher G. Kuhn

Vice President, General Counsel and Secretary

400 Chester Field Parkway

Malvern, Pennsylvania 19355

(610) 240-0600

(Name and address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount Of Registration Fee

Common Stock	5,669,042	$3.03	(1)	$17,177,197	(1)	$2,177

Common Stock (2)	1,218,175	$3.72	(3)	$4,531,611	(3)	$575

(1)	Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices reported on the Nasdaq SmallCap Market on January 30, 2004.
(2)	Issuable upon exercise of warrants together with such indeterminate number of shares as may be issuable pursuant to anti-dilution provisions contained therein.
(3)	Estimated based on the exercise price of the warrants upon exercise of which such shares may be issued in accordance with Rule 457(g) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. The selling holders may not sell these Securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these Securities and is not soliciting an offer to buy these Securities in any state where the offer or sale is not permitted.

The information in this prospectus is not complete and may be changed. The selling security holders may not sell any of the securities described in this prospectus until the registration statement that we have filed with the Securities and Exchange Commission to cover the securities is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 4, 2004

PRELIMINARY PROSPECTUS

6,887,217 Shares

VERTICALNET, INC.

Common Stock

This prospectus relates to the public offering, which is not being underwritten, of 6,887,217 shares of common stock, 5,669,042 of which are outstanding and 1,218,175 of which may be issued as the result of the exercise of warrants held by the selling shareholders.

The selling shareholders may offer for resale through this prospectus the shares of common stock at various times at market prices prevailing at the time of sale or at privately negotiated prices. The selling shareholders may resell the common stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. We will not receive any of the proceeds from the resale of the common stock offered through this prospectus. We will bear all costs, expenses and fees in connection with the registration of the shares. The selling shareholders will bear all commissions and discounts, if any, attributable to the sales of the shares.

Shares of our common stock are quoted on the Nasdaq SmallCap Market under the symbol “VERT.” The last reported sale price of the shares on February 3, 2004 was $3.14 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. RISK FACTORS BEGIN ON PAGE 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                , 2004

i

SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus or incorporated by reference in this prospectus and may not contain all the information that is important to you.

Our Company

Verticalnet, Inc. is a provider of software to businesses to help them address challenges in doing business with their suppliers and customers. Our software helps businesses to buy goods more efficiently from their suppliers, to plan more effectively with both their suppliers and their customers, and to track and optimally manage customer orders back through the supply chain for all of the purchases they must make from their suppliers to meet customer orders. We license our software to customers and offer them maintenance and professional services.

We designed our software to support not just our customer, but also our customer’s suppliers and customers. Our software works outside the enterprise, along with our customer’s existing technology systems that are installed to work inside the enterprise. Our customer and its suppliers and customers are all able to access our software through the Internet. Once a customer installs our software, all of its customers and suppliers can share information jointly with our customer through the Internet without having to install anything at their locations.

About Verticalnet

Principal Executive Offices:	Internet Address:
Verticalnet, Inc. 400 Chester Field Parkway Malvern, Pennsylvania 19355 Phone: (610) 240-0600	www.verticalnet.com (Information contained on our Web site is not a part of this prospectus)

RISK FACTORS

We may require additional capital for our operations and obligations, and, as a result, we are exploring alternatives to preserve and enhance value.

Although, based on our most recent projections, we believe our current level of liquid assets and the expected cash flows from contractual revenue arrangements will be sufficient to finance our capital requirements and anticipated operating losses for the next twelve months, any projection of future long-term cash needs and cash flows are inherently subject to uncertainty. There is no assurance that our resources will be sufficient for anticipated or unanticipated working capital and capital expenditure requirements during this period. We may need, or find it advantageous, to raise additional funds in the future to fund our growth, pursue sales and licensing opportunities, develop new or enhanced products and services, respond to competitive pressures, or acquire complementary businesses, technologies, or services.

If we are ultimately unable, for any reason, to receive cash payments expected from our customers, our business, financial condition, and results of operations will be materially and adversely affected.

We may not generate an operating profit.

As of September 30, 2003, our accumulated deficit was approximately $1.2 billion. Although we generated a profit in the fourth quarter of 2002, we expect to incur operating losses for the foreseeable future. We may never again generate an operating profit or, even if we do become profitable from operations at some point, we may be unable to sustain that profitability.

We may not develop significant revenues from enterprise software licensing and professional services, which could adversely affect our future revenue growth and ability to achieve profitability.

If we do not develop and consistently generate significant revenues from enterprise software licensing and professional services, our business, financial condition, and operating results will be impaired. Our ability to generate enterprise software revenues depends on the overall demand for enterprise software solutions and professional services, as well as general economic and business conditions. Suppressed demand for enterprise software solutions and services caused by a weakening economy and reduced levels of spending on technology solutions may result in less revenue growth than expected or even a decline in revenues. We cannot offer any assurances that we will be able to develop, enhance, or promote our enterprise software solutions and professional services effectively, whether as a result of general economic conditions or otherwise. A substantial portion of our revenue is derived from contracts to perform professional services for our existing customers. If we are not able to continue to obtain contracts to provide professional services to our customers, or if we lose one or more customers, our revenues will be impacted.

We anticipate lengthy sales cycles for our software products, and difficulty in obtaining customer commitments.

The Company has executed two software license agreements since March 2002, both of which were executed in December 2003. Looking forward, we anticipate the sales cycle for our enterprise software products to average approximately three to nine months. We have experienced an increase in the length of the sales cycle during 2002 and 2003. We have also experienced difficulty in obtaining customer commitments to enter into contracts even after we have been selected as the preferred vendor due to financial difficulties and economic concerns of prospective customers. If the economy and the market for technology solutions remain depressed or continue to worsen, then our average sales cycle could become increasingly longer and our ability to enter into customer agreements could become increasingly more difficult. By purchasing our products, we may be asking potential customers in many cases to change their established business practices and conduct business in new ways. In addition, potential customers must generally consider additional issues, such as product benefits, ease of installation, ability to work with existing technology, functionality and reliability, and adoption by their suppliers, before committing to purchase our products. Additionally, we believe that the purchase of our products is often discretionary and generally involves a significant commitment of capital and other resources by a customer, which frequently requires approval at a number of management levels within the customer organization. Likewise, the implementation and deployment of our enterprise software products require a significant commitment of resources by our customers and our professional services organization. The challenges we face in attempting to obtain commitments and approvals from our customers may be exacerbated by poor or worsening economic conditions in general and in our target markets, as well as by competition from other software solution providers whose brands, products, and services may be better known to, and more widely accepted by, our potential customers.

We may be unable to maintain our listing on the Nasdaq Stock Market, which could cause our stock price to fall and decrease the liquidity of our common stock.

Our common stock is currently listed on the Nasdaq Stock Market, which has requirements for the continued listing of stock. In May 2002, we transferred our listing from the Nasdaq National Market to the Nasdaq SmallCap Market due to our inability to comply with the Nasdaq National Market bid price and shareholders’ equity requirements. Continued listing on the Nasdaq SmallCap Market requires us to maintain $2.5 million in shareholders’ equity and our common stock to maintain a minimum bid price of $1.00 per share. Although we completed a one-for-ten reverse split of our common stock on July 15, 2002, the bid price for our common stock has closed below $1.00 for several weeks at a time. We will not meet the continued listing standard if the closing price of our common stock is less than $1.00 for 30 consecutive trading days. Our stock was trading above $1.00 as of January 30, 2004. On April 8, 2003, we received a letter from Nasdaq stating that Nasdaq was reviewing our eligibility for continued listing on the Nasdaq SmallCap Market due to (i) the Company’s failure to maintain the minimum shareholders’ equity of $2.5 million and (ii) Nasdaq’s belief that the members of the Company’s Audit Committee were not independent within the meaning of the Nasdaq rules. The letter stated that delisting procedures would begin if Nasdaq believed the Company’s plan to achieve and maintain compliance with listing standards was inadequate. On April 22, 2003, the Company responded to Nasdaq and asserted that (i) the Company had a plan to improve the Company’s shareholders’ equity sufficient to meet Nasdaq listing requirements and (ii) that the Company believed that under existing law and proposed SEC and Nasdaq rules, the members of the Company’s Audit Committee were independent, and that no further modification of the Audit Committee would be required until the annual meeting in 2004. On June 5, 2003, we received a letter from Nasdaq rejecting our request that our stock remain listed on the Nasdaq SmallCap Market. The Company filed an immediate appeal, which stayed the delisting until a hearing could be held before a hearing panel. On July 24, 2003, the Company attended a hearing convened by Nasdaq before a Listing Qualifications Panel to consider the delisting of Verticalnet’s common stock. On August 5, 2003, we received a letter from Nasdaq informing us that the Listing Qualifications Panel had determined to continue our listing of the Company’s securities on the Nasdaq SmallCap Market, subject to our completion of certain matters, including (i) the timely filing of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, which contained a pro forma balance sheet reflecting the repurchase of $6.4 million of the Company’s 5¼% convertible subordinated debentures due September 2004 and the $1.1 million private placement of our common stock (see note 7 to the consolidated financial statements for the quarterly period ended June 30, 2003, incorporated by reference in this registration statement); (ii) submitting documentation evidencing the election of independent directors and audit committee members; and (iii) timely filing a Quarterly Report for the third calendar quarter of 2003 which evidences shareholders’ equity in excess of $2.5 million. After the filing of our Form 10-Q for the quarterly period ended September 30, 2003, we received a letter from the Listing Qualifications Panel stating that Verticalnet had demonstrated compliance with the current requirements necessary for listing on the Nasdaq SmallCap Market. The panel also notified the Company that its common stock would continue to be listed on the Nasdaq SmallCap Market provided the Company files a Form 10-K for the year ending December 31, 2003 on or before March 30, 2004 evidencing shareholders’ equity of at least $2.5 million. We currently expect to remain in compliance with the panel’s terms for continued listing. However, there can be no assurance that we will be able to meet Nasdaq’s minimum shareholders’ equity and bid price requirements in the future.

If our stock is delisted from the Nasdaq Stock Market or our share price declines significantly, then our stock may be deemed to be penny stock.

If our common stock is considered penny stock, it would be subject to rules that impose additional sales practices on broker-dealers who sell our securities. Because of these additional obligations, some brokers may be unwilling to effect transactions in our stock. This could have an adverse effect on the liquidity of our common stock and the ability of investors to sell the common stock. For example, broker-dealers must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Also, a disclosure schedule must be prepared prior to any transaction involving a penny stock and disclosure is required about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

If our stock is delisted from the Nasdaq Stock Market then we may be unable to license our products and sell our services to prospective or existing customers.

If our stock is delisted, our prospective and existing customers may lose confidence that we can continue as a viable business to provide the support necessary to further develop the software and provide ongoing maintenance and consulting services. Prospective and existing customers could consider alternative solutions or significantly reduce the value they are willing to pay for our software to compensate for the potential added risk to their business. Our ability to meet our revenue goals could be adversely impacted, resulting in further deterioration of the financial condition of the business.

Our ability to complete the business repositioning and financial restructuring of the Company depends on our key management and experienced software personnel, whom we may not be able to retain.

We believe that our ability to complete a successful business repositioning and financial restructuring of the Company depends on continued employment of our senior management team and on maintaining a highly trained product development staff. If one or more members of our senior management team were unable or unwilling to continue in their present positions, our prospects for reorganizing the Company could be materially adversely affected. If we are unable to retain trained technical personnel, it could limit our ability to design and develop products, which could reduce our attractiveness to potential investors or acquirers.

We may not be able to hire enough additional personnel to meet our hiring needs.

Our success also depends on having highly trained professionals and development personnel. We may need to hire additional personnel if our business continues to grow. A shortage in the number of trained consultants and developers could limit our ability to grow our business if we are able to license software to new customers or if our present customers ask us to perform more services for them. Competition for personnel, particularly for employees with technical expertise, could be strong. Our business, financial condition, and operating results will be materially adversely affected if we cannot hire and retain suitable personnel.

Fluctuations in our quarterly operating results may cause our stock price to decline.

Our quarterly operating results are difficult to forecast and could vary significantly. If our operating results in a future quarter or quarters do not meet the expectations of securities analysts or investors, the price of our common stock may decline. Our quarterly operating results will be substantially dependent on software licenses and professional services booked and delivered in that quarter. Any delay in the recognition of revenue for any of our license transactions or professional services could cause significant variations in our quarterly operating results and could cause our revenues to fall significantly short of anticipated levels. We also expect that our quarterly operating results will fluctuate significantly due to other factors, many of which are beyond our control, including:

•	anticipated lengthy sales cycle for our products;

•	the size and timing of individual license transactions;

•	intense and increased competition in our target markets;

•	our ability to develop, introduce, and bring to market new products and services, or enhancements to our existing products and services, on a timely basis; and

•	risks associated with past and future acquisitions.

If we are able to grow our business, we may not be able to manage the growth successfully.

If we are able to grow our business, such growth could place a significant strain on our resources and systems. To manage our growth, we must implement systems and train and manage our employees. In addition, we may not be able to limit our exposure to non-creditworthy customers.

We may issue our securities in capital raising or acquisition transactions, which could dilute our existing shareholders.

From time to time we consider potential acquisitions in an attempt to grow our business. In addition, we may seek to raise additional capital to support growth in our current business. We may be required to incur debt or issue equity securities to pay for acquisitions or to raise additional capital, which may be dilutive to our existing shareholders.

We expect to rely on third parties to implement our products.

We expect to rely on third parties to implement our software products at customer sites. If we are unable to establish and maintain effective, long-term relationships with implementation providers, or if these providers do not meet the needs or expectations of our customers, our business could be seriously harmed. As a result of the limited resources and capacities of many third-party implementation providers, we may be unable to establish or maintain relationships with third parties having sufficient resources to provide the necessary implementation services to support our needs. If these resources are unavailable, we will be required to provide these services internally, which could significantly limit our ability to meet our customers’ implementation needs. A number of our competitors have significantly better established relationships with third parties that we may potentially partner with. As a result, these third parties may be more likely to recommend competitors products and services rather than our own. In addition, we may not be able to control the level and quality of service provided by our implementation partners.

New versions and releases of our products may contain errors or defects.

Our enterprise software products may contain undetected errors or failures when first introduced or as new versions are released. This may result in loss of, or delay in, market acceptance of our products. Errors in new releases and new products after their introduction could result in delays in release, lost revenues, and customer frustration during the period required to correct these errors. We may in the future discover errors and defects in new releases or new products after they are shipped or released.

Our target markets are evolving and characterized by rapid technological change, which we may not be able to keep pace with.

The markets for our products and services are evolving and characterized by rapid technological change, changing customer needs, evolving industry standards, and frequent new product and service announcements. The introduction of products employing new technologies and emerging industry standards could render our existing products or services obsolete or unmarketable. If we are unable to respond to these developments successfully or do not respond in a cost-effective way, our business, financial condition, and operating results will suffer. To be successful, we must continually improve and enhance the responsiveness, services, and features of our enterprise software products and introduce and deliver new product and service offerings and new releases of existing products. We may fail to improve or enhance our software products or we may fail to introduce and deliver new releases or new offerings on a timely and cost-effective basis or at all. If we experience delays in the future with respect to our software products, or if our improvements, enhancements, offerings, or releases to these products do not achieve market acceptance, we could experience a delay or loss of revenues and customer dissatisfaction. Our success will also depend in part on our ability to acquire or license third-party technologies that are useful in our business, which we may not be able to do.

We may ultimately be unable to compete in the markets for the products and services we offer.

The markets for our enterprise software products and services are intensely competitive, which may result in low or negative profit margins and difficulty in achieving market share, either of which could seriously harm our business. We expect the intensity of competition to increase. Our enterprise software products and services face competition from software companies whose products or services compete with a particular aspect of the solution we provide, as well as several major enterprise software developers. Many of our competitors have longer operating histories, greater brand recognition, and greater financial, technical, marketing, and other resources than we do, and may have well-established relationships with our existing and prospective customers. This may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances, advertising campaigns, strategic partnerships, and other initiatives. Our competitors may also develop products or services that are superior to or have greater market acceptance than ours. If we are unable to compete successfully against our competitors, our business, financial condition, and operating results would be negatively impacted.

We have had decreases in the fair value, and in some cases a complete loss, of our equity investments.

We hold investments in equity instruments of privately held companies. Such items are included in other investments on our consolidated balance sheet. For the year ended December 31, 2002, we recorded an aggregate of $12.0 million in impairment charges for other than temporary declines in the fair value of our cost method, equity method, and available-for-sale investments, $9.6 million of which was a write-down of the fair value of our equity investment in, and note receivable from, Converge, Inc., for which we entered into a sale agreement as of September 30, 2002. As of September 30, 2003, we held cost method investments with a carrying value of $0.6 million. We may never realize any return on our equity interests that we continue to hold, and we may suffer a complete loss of these interests, which could materially and adversely affect our business, financial condition, and operating results.

If we do not develop the “Verticalnet” brand in the enterprise software industry, our revenues might not increase.

We must establish and continuously strengthen the awareness of the “Verticalnet” brand in the enterprise software industry. If our brand awareness as a maker of enterprise software does not develop, or if developed, is not sustained as a respected brand, it could decrease the attractiveness of our products and services to potential customers, which could result in decreased revenues.

Our interests may conflict with those of Internet Capital Group, our largest shareholder, which may affect our business strategy and operations negatively.

As a result of its stock ownership and board representation, Internet Capital Group, Inc. is in a position to affect our business strategy and operations, including corporate actions such as mergers or takeover attempts, in a manner that could conflict with the interests of our public shareholders. At January 31, 2004, Internet Capital Group beneficially owned 2,526,864 shares, or approximately 10%, of our common stock, which includes 62,703 shares of our common stock underlying warrants issued to Internet Capital Group prior to our initial public offering. One representative of Internet Capital Group is a member of our board of directors. We may compete with Internet Capital Group and its partner companies for enterprise software opportunities, in part through acquisitions and investments. Internet Capital Group, therefore, may seek to acquire or invest in companies that we would find attractive. While we may partner with Internet Capital Group on future acquisitions or investments, neither we nor they have any current contractual obligations to do so. We do not have any contracts or other understandings that would govern resolution of this potential conflict. This competition, and the potential conflict posed by the designated director, may deter companies from partnering with us and may limit our business opportunities.

Internet Capital Group may have to buy or sell our stock to avoid registration under the Investment Company Act of 1940, which may negatively affect our stock price.

To avoid registration under the Investment Company Act of 1940, Internet Capital Group may need to own more than 25% of our voting securities and to continue to have a representative on our board of directors. Under the Investment Company Act, a company is considered to control another company if it owns more than 25% of that company’s voting securities and is the largest shareholder of such company. A company may be required to register as an investment company if more than 45% of its total assets consist of, and more than 45% of its income/loss and revenue attributable to it over the last four quarters is derived from, ownership interests in companies it does not control. Internet Capital Group has publicly stated that it is not feasible to be regulated as an investment company because the Investment Company Act rules are inconsistent with their corporate strategy. As of January 31, 2004, Internet Capital Group’s ownership interest in us was approximately 10%. Now that its ownership interest has fallen below 25%, Internet Capital Group may need to purchase additional voting securities to return to an ownership interest of at least 25% to avoid having to register as an investment company. The possible need of Internet Capital Group to maintain a 25% ownership position could adversely influence its decisions regarding actions that may otherwise be in the best interests of our public shareholders. If Internet Capital Group sells all or part of its investment in us, whether to comply with the Investment Company Act of 1940, to raise additional capital or otherwise, it could adversely affect the market price of our common stock.

We may not be able to protect our proprietary rights and may infringe the proprietary rights of others.

Proprietary rights are important to our success and our competitive position. We may be unable to register, maintain, and protect our proprietary rights adequately or to prevent others from claiming violations of their proprietary rights. Although we file copyright registrations for the source code underlying our software, enforcement of our rights might be too difficult and costly for us to pursue effectively. We have filed patent applications for the proprietary technology underlying our software, but our ability to fully protect this technology is contingent upon the ultimate issuance of the corresponding patents. Effective patent, copyright, and trade secret protection of our software may be unavailable or limited in certain countries.

Several lawsuits have been brought against us and the outcome of these lawsuits is uncertain.

Several lawsuits have been brought against us and the underwriters of our stock in our initial public offering. These lawsuits allege, among other things, that the underwriters engaged in sales practices that had the effect of inflating our stock price, and that our prospectus for that offering was materially misleading because it did not disclose these sales practices. We intend to vigorously defend against these lawsuits. No assurance can be given as to the outcome of these lawsuits. In addition, in November 2002, the Commonwealth of Pennsylvania Department of Community and Economic Development, or PDCED, requested that we repay a $1.0 million “opportunity grant” that we received in July 2000. We believe that we have substantially complied with the conditions of the grant and do not owe any amounts to PDCED. In September 2003, the PDCED filed a complaint in state court seeking to recover the full amount of the grant. Although we would prefer to amicably resolve the matter, we will vigorously defend the action to avoid repaying the grant amount.

Shares eligible for future sale by our current or future shareholders may cause our stock price to decline.

If our shareholders or option and warrant holders sell substantial amounts of our common stock in the public market, including shares issued in completed or future acquisitions or upon the exercise of outstanding options and warrants, then the market price of our common stock could fall. As of January 31, 2004, 6,738,592 shares of common stock and warrants to purchase 2,394,209 shares of common stock, including the shares and warrants to be registered under this registration statement, are registered for resale by the holders thereof. In addition, the holders of 1,017,190 share of common stock have demand and/or piggyback registration rights. The sale of these shares could adversely affect the market price of our common stock. We also have filed a shelf registration statement to facilitate our acquisition strategy, as well as registration statements to register shares of common stock under our stock option and employee stock purchase plans. Shares issued pursuant to existing or future shelf registration statements, upon exercise of stock options and warrants and in connection with our employee stock purchase plan will be eligible for resale in the public market without restriction.

Anti-takeover provisions and our right to issue preferred stock could make a third-party acquisition of us difficult.

Verticalnet is a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders. Our articles of incorporation provide that our Board of Directors may issue preferred stock without shareholder approval. In addition, our bylaws provide for a classified board, with each board member serving a staggered three-year term. The issuance of preferred stock and the existence of a classified board could make it more difficult for a third party to acquire us.

Our common stock price is likely to remain highly volatile.

The market for stocks of technology companies has been highly volatile since our initial public offering in 1999. Throughout this period, the market price of our common stock has reached extreme highs and lows, and our daily trading volume has been, and will likely continue to be, highly volatile. Investors may not be able to resell their shares of our common stock following periods of price or trading volume volatility because of the market’s adverse reaction to such volatility. Factors that could cause volatility in our stock price and trading volume, in some cases regardless of our operating performance, include, among other things:

•	general economic conditions, including suppressed demand for technology products and services;

•	actual or anticipated variations in quarterly operating results;

•	announcements of technological innovations;

•	new products or services;

•	changes in the market valuations of other software or technology companies;

•	failure to meet analysts’ or investors’ expectations;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, or joint ventures;

•	our cash position and cash commitments;

•	our prospects for enterprise software sales and new customers; and

•	additions or departures of key personnel.

Acquisitions may disrupt or otherwise have a negative impact on our business.

We have made, and plan to continue to make, investments in complementary companies, technologies, and assets. Past and future acquisitions are subject to the following risks:

•	acquisitions may cause a disruption in our ongoing business, distract our management and other resources, and make it difficult to maintain our standards, controls, and procedures;

•	we may acquire companies in markets in which we have little experience;

•	we may not be able to successfully integrate the services, products, and personnel of any acquisition into our operations;

•	we may be required to incur debt or issue equity securities, which may be dilutive to existing shareholders, to pay for the acquisitions; and

•	our acquisitions may not result in any return on our investment and we may lose our entire investment.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Forms 10-K, 10-Q and 8-K and amendments thereto. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” on page 2 of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the common stock offered through this prospectus.

SELLING SHAREHOLDERS

Verticalnet issued shares of its common stock and warrants to purchase shares of common stock in a private placement of securities that closed on January 22, 2004. Messrs. Corbett, Cush, Jacks, and Shemano and Ms. Schaffer received warrants to purchase common shares as consideration for acting as placement agent in the private placement. On January 30, 2004, River Acquisition Co., Inc., a wholly-owned direct subsidiary of Verticalnet, merged with and into Tigris Corp. pursuant to an agreement and plan of merger by and among them and Brent Habig, the sole shareholder of Tigris. Pursuant to the terms of the merger agreement, Mr. Habig received 1,823,852 shares of Verticalnet common stock which are being registered hereunder. Mr. Habig transferred 46, 598 shares of common stock received in the merger to the Recognition Group as payment for advisory services rendered in connection with the merger. Such shares are registered hereunder. Each transaction was exempt from the registration requirements of the Securities Act. Verticalnet has agreed with each selling shareholder and Mr. Habig to file a registration statement to register for resale the shares of common stock set forth below. None of the selling shareholders has had a material relationship with Verticalnet within the past three years other than as a result of the ownership of our shares or other securities. Shares may also be sold by donees, pledgees and other transferees or successors in interest of the selling shareholders.

The following table sets forth information, as of January 31, 2004, with respect to each selling shareholder. The information below is based on information provided by or on behalf of the selling shareholders. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The percentage of ownership for the selling security holders disclosed in this table is based on 25,104,109 shares of common stock outstanding as of January 31, 2004. Both the number of shares listed as being offered by the selling security holders in the table and the holders’ respective percentages of share ownership after the offering are based on the assumptions that all of the shares being offered are sold pursuant to this offering, and that no other shares of common stock are acquired or disposed of by the selling security holders prior to the termination of this offering. Because the selling security holders may sell all, some or none of their shares or may acquire or dispose of other shares of common stock, we cannot estimate the aggregate number of shares that will be sold in this offering or the number or percentage of shares of common stock that the selling security holders will own upon completion of this offering.

	Shares Beneficially Owned Before Offering		Shares Offered Hereby	Shares Beneficially Owned After Offering		Warrant Shares Offered Hereby(1)
Name	Number	Percentage		Number	Percentage
Adams Market Neutral Fund, LLP	24,470	*	24,470	—	—	6,118
Adams Select Fund, L.P.	12,000	*	12,000	—	—	3,000
Adams Technology Fund, LP	12,000	*	12,000	—	—	3,000
Alpha Capital Aktiengesellschaft	253,095	1.0%	113,095	140,000	*	28,274
AS Capital Partners, Inc.	12,376	*	12,376	—	—	3,094
Bear Stearns Securities Corp., as Custodian for Jeffrey Thorp IRA Rollover	1,775,000	7.1%	1,775,000	—	—	443,750
Bristol Investment Fund, Ltd.	80,782	*	80,782	—	—	20,196
Castle Creek Technology Partners, LLC	661,565	2.6%	161,565	500,000	2.0%	40,391
City Platz Limited	250,000	*	250,000	—	—	62,500
Cohanzick Partners, L.P.	100,000	*	100,000	—	—	25,000
Corbett, Bill	—	—	—	—	—	103,024
Cranshire Capital, L.P.	120,964	*	77,551	43,413	*	19,388
Cush, Terrence	—	—	—	—	—	1,697
Daly, Kevin P.	25,000	*	25,000	—	—	6,250
First Mirage, Inc.	32,313	*	32,313	—	—	8,078
Gabriel Capital, L.P.	225,000	*	225,000	—	—	56,250
Grosvenor Investment IV, Ltd.	3,936	*	3,936	—	—	984
Gryphon Master Fund, L.P.	180,782	*	80,782	100,000	*	20,196
Habig, Brent (2)	1,823,852	7.3%	1,823,852	—	—	—
Jacks, Mike	—	—	—	—	—	44,133
Kodiak Capital, L.P.	7,561	*	7,561	—	—	1,890
Kodiak Capital Offshore, Ltd.	51,161	*	51,161	—	—	12,790
Kodiak Market Neutral Hedge, L.P.	727	*	727	—	—	182
Kodiak Market Neutral Hedge Offshore Ltd.	1,241	*	1,241	—	—	310
Lonestar Partners, L.P.	225,000	*	225,000	—	—	56,250
Nob Hill Capital Partners, L.P.	80,000	*	80,000	—	—	20,000
Omicron Master Trust	80,782	*	80,782	—	—	20,196
Recognition Group	46,598	*	46,598	—	—	—
RHP Master Fund, Ltd.	32,313	*	32,313	—	—	8,078
RVM Global Partners, L.P.	25,000	*	25,000	—	—	6,250
Schaffer, Shelly	—	—	—	—	—	1,028
Shemano, Gary	—	—	—	—	—	118,644
Stonestreet Limited Partnership	150,000	*	150,000	—	—	37,500
TCMP3 Partners	50,000	*	50,000	—	—	12,500
Truk International Fund L.P.	8,604	*	8,604	—	—	2,151
Truk Opportunity Fund, LLC	43,020	*	43,020	—	—	10,755
Tuva Financial Ltd.	32,313	*	32,313	—	—	8,078
Williams, Gordon	25,000	*	25,000	—	—	6,250

Total	6,452,455	25.7%	5,669,042	783,413	3.1%	1,218,175

(1)	The warrants have an exercise price of $3.72 per share. These warrants may be exercised at any time after 185 days after January 23, 2004 and before five (5) years after such initial exercise date.
(2)	Includes 355,029 shares placed in escrow to satisfy any claims for indemnification under the Tigris merger agreement.

*Less than 1 percent.

PLAN OF DISTRIBUTION

The selling shareholders of our common stock registered under this registration statement and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock registered hereunder.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements and schedule of Verticalnet, Inc. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the consolidated financial statements and schedule refers to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002.

ABOUT THIS PROSPECTUS

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Verticalnet, Inc., any selling shareholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

WHERE YOU CAN FIND MORE INFORMATION

The SEC permits us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the Commission after the date of this prospectus will automatically update and supersede this information. However, any information contained herein shall modify or supersede information contained in documents we filed with the Commission before the date of this prospectus.

We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed:

(a)	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as amended.

(b)	The Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 (as amended) and September 30, 2003.

(c)	The Company’s Current Reports on Form 8-K, filed with the Commission on April 17, 2003, July 31, 2003, October 17, 2003, January 23, 2004 and February 4, 2004 (other than information furnished pursuant to Item 12 of such Form 8-K and the related exhibit).

(d)	The description of the common stock of the Company contained in a registration statement filed on Form 8-A under the Securities Exchange Act of 1934 filed on January 19, 1999, including any amendment or report filed for the purpose of updating such description.

If you request a copy of any or all of the documents incorporated by reference by written or oral request, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Verticalnet, Inc., 400 Chester Field Parkway, Malvern, Pennsylvania 19355, Attention: Christopher G. Kuhn, (610) 240-0600.

In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC: (1) Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and (2) Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the Commission at 1-800-SEC-0330.

Our common stock is quoted on The Nasdaq SmallCap Market. Reports, proxy statements and other information concerning Verticalnet can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The SEC maintains a Web site that contains all information filed electronically by us. The address of the SEC’s Web site is
http://www.sec.gov.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the estimated expenses of the issuance and distribution of the securities offered hereby, all of which will be paid by Verticalnet, Inc.

Registration fee	$2,752
Printing fees	3,000
Legal fees	5,000
Accounting fees	5,000
Miscellaneous	2,000

Total	$17,752

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company’s Amended and Restated Articles of Incorporation provide that pursuant to and to the extent permitted by Pennsylvania law, the Company’s directors shall not be personally liable for monetary damages for breach of any duty owed to the Company and its shareholders. This provision does not eliminate the duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Pennsylvania law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Company, for acts or omissions not in good faith or involving knowing violations of law, or for actions resulting in improper personal benefit to the director, the provision also does not affect a director’s responsibilities under any other law, such as federal securities laws or state or federal environmental laws. The Company’s Amended and Restated Bylaws provide that the Company shall indemnify its officers and directors to the fullest extent permitted by Pennsylvania law, including some instances in which indemnification is otherwise discretionary under Pennsylvania law. Pennsylvania law permits the Company to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the shareholders. Pennsylvania law also permits indemnification in connection with a proceeding brought by or in the right of the Company to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in that Act and is therefore unenforceable.

In general, any officer or director of the Company shall be indemnified by the Company against expenses including attorneys’ fees, judgments, fines and settlements actually and reasonably incurred by that person in connection with a legal proceeding as a result of such relationship, whether or not the indemnified liability arises from an action by or in the right of the Company, if the officer or director acted in good faith, and in the manner believed to be in or not opposed to the Company’s best interest, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Such indemnity is limited to the extent that (i) such person is not otherwise indemnified and (ii) such indemnifications not prohibited by Pennsylvania law or any other applicable law.

Any indemnification under the previous paragraph (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon the determination that indemnification of the director or officer is proper in the circumstances because that person has met the applicable standard of conduct set forth above. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum of disinterested directors who are not parties to such action or (ii) if such quorum is not obtainable or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion. To the extent that a director or officer of the Company shall be successful in prosecuting an indemnity claim, the reasonable expenses of any such person and the fees and expenses of any special legal counsel engaged to determine the possibility of indemnification shall be borne by the Company.

Expenses incurred by a director or officer of the Company in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that person is not entitled to be indemnified by the Company as authorized by our Bylaws.

The indemnification and advancement of expenses provided by, or granted pursuant to Article 8 of our Bylaws is not deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled, both as to action in that person’s official capacity and as to action in another capacity while holding such office.

The Board of Directors has the power to authorize the Company to purchase and maintain insurance on behalf of the Company and others to the extent that power to do so has not been prohibited by the Pennsylvania law, create any fund to secure any of its indemnification obligations and give other indemnification to the extent permitted by law. The obligations of the Company to indemnify a director or officer under Article 8 of our Bylaws is a contract between the Company and such director or officer and no modification or repeal of our Bylaws shall detrimentally affect such officer or director with regard to that person’s acts or omissions prior to such amendment or repeal.

The Company has also purchased insurance for its directors and officers for certain losses arising from claims or charges made against them in their capacities as directors and officers of the Company.

ITEM 16.	EXHIBITS.

(a) The following exhibits filed as part of this registration statement are as follows:

EXHIBITS

Exhibit Number	Description

4.1	Subscription Agreement, dated as of January 22, 2004, among Verticalnet, Inc. and the selling shareholders.

5.1	Opinion of Morgan, Lewis & Bockius LLP regarding the legality of the securities being registered.

23.1	Consent of KPMG LLP.

23.2	Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto).

24.1	Power of Attorney (included on signature page to this registration statement).

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which any offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any other material change to such information in the registration statement.

provided, however that paragraph (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities being offered therein and the offering of such securities at the time may be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities which are being registered which remain unsold at the termination of the offering.

(4)	That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed by the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN MALVERN, PENNSYLVANIA AS OF FEBRUARY 3, 2004.

VERTICALNET, INC.

By:	NATHANAEL V. LENTZ

Nathanael V. Lentz
President and Chief Executive Officer

POWER OF ATTORNEY

Each person in so signing below also makes, constitutes and appoints Gene S. Godick and Christopher G. Kuhn and each of them acting alone, his true and lawful attorney-in-fact, with full power of substitution, to execute and cause to be filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Act of 1933, as amended, any and all amendments and post-effective amendments to this Registration Statement, and including any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

Signature	Title	Date

MICHAEL J. HAGAN Michael J. Hagan	Chairman of the Board and Director	February 4, 2004

NATHANAEL V. LENTZ Nathanael V. Lentz	President, Chief Executive Officer and Director (principal executive officer)	February 3, 2004

GENE S. GODICK Gene S. Godick	Executive Vice President and Chief Financial Officer (principal financial officer and accounting officer)	February 3, 2004

JEFFREY C. BALLOWE Jeffrey C. Ballowe	Director	February 3, 2004

ROBERT F. BERNSTOCK Robert F. Bernstock	Director	February 3, 2004

WALTER W. BUCKLEY, III Walter W. Buckley, III	Director	February 4, 2004

VINCENT J. MILANO Vincent J. Milano	Director	February 4, 2004

JOHN N. NICKOLAS John N. Nickolas	Director	February 3, 2004

GREGORY G. SCHOTT Gregory G. Schott	Director	February 3, 2004

MARK L. WALSH Mark L. Walsh	Director	February 4, 2004